UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

THE DIGITAL DEVELOPMENT GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25400A 100

(CUSIP Number)

Stuart Subotnick

c/o Metromedia Company

810 Seventh Avenue, 29th Floor

New York, New York 10019

With a copy to:

David A. Persing, Esq.

c/o Metromedia Company

810 7th Avenue, 29th Floor

New York, New York  10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400A 100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Stuart Subotnick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF [Personal Funds]

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
11,001,034 (Includes (i) 9,931,034 shares issuable upon conversion of a convertible promissory note which promissory note is currently exercisable and (ii) 800,000, 75,000, 93,000 and 102,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

	8.	Shared Voting Power

9.

Sole Dispositive Power
11,001,034 (Includes (i) 9,931,034 shares issuable upon conversion of a convertible promissory note which promissory note is currently exercisable and (ii) 800,000, 75,000, 93,000 and 102,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
11,001,034 (Includes (i) 9,931,034 shares issuable upon conversion of a convertible promissory note which promissory note is currently exercisable and (ii) 800,000, 75,000, 93,000 and 102,000 shares issuable upon exercise of warrants which warrants are currently exercisable.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.185% (Assumes conversion of all derivative securities owned by the Reporting Person into shares of Common Stock.)

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 1 supplements and amends the Schedule 13D (as so amended, the “Schedule 13D”) filed by Stuart Subotnick (the “Reporting Person”), on December 19, 2013in the following respects only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

Item 1.	Security and Issuer
No Amendment.

Item 2.	Identity and Background
No Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used $240,000 of his personal funds to acquire the reported securities. On September 10, 2012, the Issuer issued a $240,000 convertible promissory note payable to the Reporting Person (the “Note”). The Note was issued with 800,000 warrants.  The Note and warrants are convertible/exercisable into the Issuer’s common stock. The Note and warrants each have a three year term and an initial conversion/exercise price of $0.30 per share.  Pursuant to the terms of the Note, on December 17, 2013, the Note was amended to reflect an outstanding principal amount and accrued interest thereon through September 10, 2013of $259,200 and a reset of the conversion price from $.30 per share to $.0261 per share.  In addition on October 10, 2013, November 28, 2013 and December 23, 2013 the Reporting Person acquired with his personal funds common stock warrants to purchase 75,000, 93,000, and 102,000 shares, respectively, each at an exercise price of $.02 per share which warrants are currently exercisable.

Item 4.	Purpose of Transaction
No Amendment

Item 5.	Interest in Securities of the Issuer

(c)  The Reporting Person transferred beneficial ownership in the Issuer’s securities within 60 days of December 19, 2013as follows:

1.              December 12, 2013, 400,000 shares to the Subotnick Grandchildren’s Irrevocable Trust U/A dated 12.21.2012 Paula Block Trustee.

2.              December 13, 2013, 200,000 shares to the Subotnick Grandchildren’s Irrevocable Trust U/A dated 12.21.2012 Paula Block Trustee.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No Amendment.

Item 7.	Material to be Filed as Exhibits
No Amendment.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2014
Date
/s/ Stuart Subotnick
Signature
Stuart Subotnick
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).